UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

(March 3, 2019)

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ______________.

Change in Independent Public Accountant

Schwartz Levitsky Feldman llp (“SLF”) has advised Portage Biotech Inc. (the “Company”) that SLF resigned as the Company’s independent registered public auditors, effective March 3, 2019.

SLF’s audit report on the Company’s consolidated financial statements as of and for the fiscal year ended March 31, 2018 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s fiscal year ended March 31, 2018, and the subsequent interim period from April 1, 2018 through March 3, 2019, the date of SLF’s resignation, (i) there were no disagreements with SLF on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to SLF’s satisfaction, would have caused SLF to make reference to the subject matter of the disagreements in connection with its report, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided SLF with a copy of this Form 6-K prior to its filing with the U.S. Securities and Exchange Commission and requested SLF to furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the statements made above. A copy of SLF's letter to the U.S. Securities and Exchange Commission is attached as an exhibit to this Form 6-K.

On March 7, 2019, the Company engaged Marcum LLP (“Marcum”) as its new independent registered public accounting firm. The engagement of Marcum was approved by the Audit Committee of the Company’s Board of Directors.

During the Company’s most recent fiscal year ended March 31, 2018 and through March 7, 2019, neither the Company nor anyone acting on its behalf consulted with Marcum regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report was provided to the Company or oral advice was provided that Marcum concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K)..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 12, 2019

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer

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